

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2011

Via U.S. Mail

Bobby D. O'Brien
Contran Corporation
Three Lincoln Centre, Suite 1700
5430 LBJ Freeway
Dallas, Texas 75240-2694

     Re: Keystone Consolidated Industries, Inc.
             Schedule TO-T
             Filed by Contran Corporation on February 1, 2011
             File No. 005-31481

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide your analysis as to the applicability of Rule 13e-3 to the tender offer.

2.   Please tell us what consideration was given to including Mr. Harold C. Simmons as a bidder. We note that Mr. Simmons beneficially owns approximately 62% of the Keystone common stock and substantially all of the Contran common stock. Please refer to the factors discussed in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer

materials and to extend the length of the offer, depending on the materiality of any new information provided.

3.   Given that you do not appear to qualify for the safe harbor in Instruction 2 to Item 10 of Schedule TO, please tell us why you believe that financial statements of Contran are not material. We note that Contran may need to access credit lines in order to finance the purchase.

Offer to Purchase

What is the purpose of the tender offer?, page 3

4.   Please state unequivocally the specific federal income tax consequences of the transaction to Keystone. You disclose only that Keystone will "generally" pay federal income taxes in the amounts it would have paid had it not been a member of Contran's consolidated federal income tax group. You also state that payments will be computed using the tax elections made by Contran.

When will you pay for the Shares I tender?, page 5

5.   We note the disclosure indicating that you will pay the purchase price "as promptly as practicable" after expiration of the tender offer and determination of any proration factor. Rule 14e-1(c) requires that you make payment "promptly" upon expiration of the tender offer. Please revise this language. Also, please advise how you determined that five trading days between expiration and payment satisfies the standard of Rule 14e-1(c).

Material U.S. Federal Income Tax Consequences, page 17

6.   Please provide an analysis supporting your reference to Treasury Department Circular 230, or delete the legend.

Certain Information Concerning Keystone, page 21

7.   We note that you will not seek to acquire shares pursuant to the tender offer until the expiration of at least 10 business days following the filing by Keystone of a Form 8-K furnishing preliminary results for specified periods. Thus, the filing of the Form 8-K functions as a condition to the tender offer, but it does not appear as such in Section 13 of the offer. Please advise.

Source and Amount of Funds, page 28

8.   We note that you may fund purchases pursuant to the tender offer with borrowings under existing revolving credit facilities. Accordingly, please provide the disclosure required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Conditions of the Tender Offer, page 28

9.   All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before payment for the shares. Please revise the language in the first paragraph of this section accordingly.

Miscellaneous, page 33

10.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 (September 19, 2008) for guidance. Similar language appears on page ii and elsewhere in your offer documents.

Schedule A, page A-1

11.   You do not appear to have provided all information required by Item 1003(c)(1) and (2) of Regulation M-A. Please revise your disclosure to include that information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: <u>Via facsimile: (214) 661-4954</u>
        Neel Lemon, Esq.
        Baker Botts L.L.P.